

21004859

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-46630 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __10/01/2020__ AND ENDING __09/30/2021__
<br>                                           MM/DD/YY                                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Entoro Securities, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___333 West Loop North, Suite 333___
<br>                                         (No. and Street)

___Houston, Texas 77024___

|  (City)  |  (State)  |  (Zip Code)  |
|---|---|---|

PERSON TO CONTACT WITH REGARD TO THIS FILING

| James C. Row | (713-823-2900) | jrow@entoro.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___LaPorte CPAs & Business Advisors___
<br>                (Name – if individual, state last, first, and middle name)

___1770 St James Place, Suite 250, Houston, Texas 77056___

| (Address) | (City) | (State) | (Zip Code) |
|---|---|---|---|
| 10/16/2003 | | #601 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
|---|
|  |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ___James C. Row_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Entoro Securities, LLC_____, as of ___November 30_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MORGAN WILLIAMS
Notary Public, State of Texas
Comm. Expires 04-17-2022
Notary ID 131533465

Signature: _James C. Row_____

Title: _____
James C. Row, Principal

_Notary Public_

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ENTORO SECURITIES, LLC


FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION


SEPTEMBER 30, 2021

# ENTORO SECURITIES, LLC

## INDEX

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM**

**FINANCIAL STATEMENTS:**

Statement of Financial Condition ................................................... 4

Statement of Operations........................................................ 5

Statement of Changes in Member's Equity .................................... 6

Statement of Cash Flows........................................................ 7

Notes to Financial Statements.................................................. 8

**SUPPLEMENTARY INFORMATION:**

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934........................................... 12

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Management's Exemption Report.................................................. 13



LaPorte, APAC
1770 St. James Place | Suite 250
Houston, TX 77056
713.963.8008 | Fax 713.963.9052
LaPorte.com

**Report of Independent Registered Public Accounting Firm**

To the Member and Board of Managers
Entoro Securities, LLC

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Entoro Securities, LLC (the Company) as of September 30, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LOUISIANA • TEXAS

An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities
that are responsible for their own acts and omissions, and each is separate and independent
from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of
independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM
International resources through RSM US LLP but are not member firms of RSM International.

**Supplementary Information**
The supplementary information contained in Schedule I (the Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of Entoro Securities, LLC's financial statements. The Supplementary Information is the responsibility of Entoro Securities, LLC's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

A Professional Accounting Corporation

We have served as the Company's auditor since 2019.

Houston, Texas
November 29, 2021

# ENTORO SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

## SEPTEMBER 30, 2021

### ASSETS

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 129,767 |
| Accounts receivable | 424,895 |
| Other assets | 6,114 |
| **Total Assets** | $ 560,776 |

### LIABILITIES AND MEMBER'S EQUITY

**Liabilities**

| | |
|---|---|
| Accounts payable | $ 171,427 |
| Payable to affiliates | 1,025 |
| **Total Liabilities** | 172,452 |
| **Member's Equity** | 388,324 |
| **Total Liabilities and Member's Equity** | $ 560,776 |

*The accompanying notes are an integral part of these financial statements*

# ENTORO SECURITIES, LLC

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED SEPTEMBER 30, 2021

**Revenues:**

| | |
|---|---:|
| Broker Dealer Services | $ 106,617 |
| Commission Income | 1,469,543 |
| Success Fees | 1,787,931 |
| Advisory Fees | 146,000 |
| Administrative Fees | 115,999 |
| Interest Income | 92 |
| **Total Revenues** | 3,626,182 |

**Operating Expenses**

| | |
|---|---:|
| Commission Expense | 3,055,282 |
| Regulatory Fees | 61,984 |
| General and Administrative | 242,756 |
| **Total Operating Expenses** | 3,360,022 |
| **Net Income** | $ 266,160 |

*The accompanying notes are an integral part of these financial statements*

# ENTORO SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

### FOR THE YEAR ENDED SEPTEMBER 30, 2021

| | |
|---|---:|
| **Balances - September 30, 2020** | $ 59,964 |
| Contributions per Expense Sharing Agreement | 62,200 |
| Net Income | 266,160 |
| **Balances - September 30, 2021** | $ 388,324 |

**ENTORO SECURITIES, LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED SEPTEMBER 30, 2021**

**CASH FLOWS FROM OPERATING ACTIVITIES**

| | |
|---|---:|
| **Net Income** | $    266,160 |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | |
|     Contributions per Expense Sharing Agreement | 62,200 |
| Changes in operating assets and liabilities: | |
|     Increase in Accounts Payable | 137,638 |
|     Increase in Accounts Receivable | (375,895) |
|     Increase in Prepaid Expenses | (800) |
| **NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES** | 89,303 |
| | |
| **Net Increase in Cash and Cash Equivalents** | 89,303 |
| | |
| **Cash and Cash Equivalents, beginning of year** | 40,464 |
| | |
| **Cash and Cash Equivalents, end of year** | $    129,767 |

**SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION**

| | |
|---|---:|
|     Interest | $         - |
|     Income Taxes | $         - |

*The accompanying notes are an integral part of these financial statements*

**ENTORO SECURITIES, LLC**

**NOTES TO FINANCIAL STATEMENTS**

**SEPTEMBER 30, 2021**

1. **Business**:

Entoro Securities, LLC (the "Company) was incorporated in the state of Delaware on January 1, 2005. The Company was initially a registered direct participation program broker-dealer under the Securities Exchange Act of 1934 (the "Securities Act"). In late 2016 the Company modified its service offering from an open outcry bidding business for the energy sector to a proprietary internet bidding platform and a Regulation D offering platform for all industry sectors. With the added service offerings, the Company now has a broader service offering mostly in private placements, mergers and acquisitions, and digital financial assets. The Company is a wholly owned subsidiary of Entoro Capital, LLC (Parent).

Since January 2017 the Company started using an Expense Sharing Agreement with Entoro Capital, LLC whereby rent, overhead and salaries attributable to Entoro Securities are allocated proportionally.

2. **Summary of Significant Accounting Policies**:

*Use of Estimates* – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents* – The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

*Revenue Recognition and Expenses* – The Company generates revenue by providing dealer/manager services to affiliates. Revenue is recognized as earned. In accordance with the Expense Sharing Agreement, Entoro Capital allocates to the Company general and administrative costs based on a proportionate basis with the Company.

Investment banking fees from securities related transactions are recognized when transactions close or at settlement date and receivables are recorded at this time. Retainer fees are recorded and recognized as revenue in accordance with the terms contained in the written engagement agreements. In 2021, the Company accelerated its efforts on conducting securities transactions on a best-efforts basis. Under these agreements, the Company will make the best effort to place the desired amount of the offering; however, they are not required to fund the amount of the offering that is not placed.

*Income Taxes* – As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code and, accordingly, the accompanying financial statements do not reflect a provision for the Company for federal income taxes. The tax effect of the Company's transactions related to this entity is the responsibility of its sole member. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement. The Company is subject to the Texas state margin tax and incurred $0 of margin taxes in fiscal year 2021.

*Credit Risk* – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with financial institutions that management believes are creditworthy.

3. **Net Capital**:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act, the Company is required to maintain a minimum net capital of $5,000 or 6.67% of aggregate indebtedness. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2021, the excess net capital of the Company was $36,790. Its ratio of aggregate indebtedness to net capital was 3.57 to 1.

4. **Related Party Transactions**:

The Company has payables to affiliated parties in the amount of $1,025 at September 30, 2021. As of September 30, 2021, the Company had a receivable due from its parent in the amount of $314,000, which consists of short-term cash advances. The receivable has no set terms of repayment and does not bear interest.

Additionally, total rent allocated from an affiliate for the year ended September 30, 2021 was $3,439. The company recorded $62,200 in other administrative fees associated with an expense sharing agreement with Entoro Capital, LLC.

5. **Subordinated Liabilities**

There were no liabilities subordinated to claims of general creditors at any time during the year ended September 30, 2021. Therefore, the statement of changes in liabilities subordinated to claims of general creditors as specified by rule 17a-5(d)(2) has not been presented for the year ended September 30, 2021.

6. **Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers**

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company does not hold customer funds or securities.

## 7. Revenues from Contracts with Customers

The following table presents our total revenues separated for our revenues from contracts with customers and our other sources of revenues:

| | |
|---|---|
| Revenue from contracts with customers | $3,519,474 |
| Other revenue | 106,708 |
| Total revenue | $3,626,182 |

Revenue from contracts with customers is recognized when, or as, we satisfy our performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that we determine the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised goods or services (*i.e.*, the "transaction price"). In determining the transaction price, we consider multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, we consider the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties.

*Investment Banking.* We provide our clients with private placement and financial advisory services. Private placement services include placement agent services in both the equity and debt capital markets. Placement agent revenues are recognized as of the date the client obtains the control and benefit of the offering proceeds.

Revenues from financial advisory services primarily consist of fees generated in connection with merger and acquisition and transactions. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction. Fees received prior to the completion of the transaction are deferred within Accrued expenses and other liabilities in the Statement of Financial Condition to the extent any further performance obligation remains with respect to such fees. A portion of the fees we receive for our advisory services are considered variable as they are contingent upon a future event (*e.g.*, completion of a transaction) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for advisory services are generally due promptly upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. We recognize a receivable between the date of completion of the milestone and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred.

8. **Subsequent Events**

The Company has evaluated subsequent events through November 29, 2021, the date the financial statements were available to be issued. Management concluded that there were no events to disclose and no events were evaluated after such date.

**SUPPLEMENTARY INFORMATION**

# ENTORO SECURITIES, LLC

## SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
## OF THE SECURITIES EXCHANGE ACT OF 1934

## AS OF SEPTEMBER 30, 2021

| | |
|---|---|
| **Member's Equity Qualified for Net Capital** | **$ 388,324** |
| **Less Non-Allowable Assets:** | |
| Accounts Receivable | (333,923) |
| Prepaid Expenses | (6,114) |
| **Net Capital** | **$ 48,287** |
| **Net Capital Requirement:** | |
| The greater of $5,000 or 6 2/3% of aggregate indebtedness not to exceed 1,500% of net capital | $ 11,497 |
| **Excess Net Capital** | **$ 36,790** |
| Aggregate Indebtedness | |
| Accounts Payable | $ 171,427 |
| Payable to Affiliate | 1,025 |
| Total Aggregate Indebtedness | $ 172,452 |
| Ratio of Aggregate Indebtedness to Net Capital | 3.57 to 1 |

Reconciliation of audited net capital with net capital reported in the Company's Form X-17A-5 (FOCUS Report, Part II) as of September 30, 2021:

| | |
|---|---|
| Net capital as reported on unaudited FOCUS Report | $ 48,287 |
| Net capital per audited report | $ 48,287 |
| Difference | $ 0 |



LaPorte, APAC
1770 St. James Place | Suite 250
Houston, TX 77056
713.963.8008 | Fax 713.963.9052
LaPorte.com

## Review Report of Independent Registered Public Accounting Firm

To the Member
Entoro Securities LLC

We have reviewed management's statements, included in the accompanying Entoro Securities LLC Exemption Report, in which Entoro Securities LLC (the Company) stated that:

1.  The Company does not meet any of the exemption conditions of paragraph (k) of 17 C.F.R. § 240.15c3-3;

2.  The Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, but is filing an Exemption Report relying on Footnote 74 of the 2013 Release adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement and merger and acquisition advisory activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company did not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) carry accounts of or for customers; and (3) carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

LOUISIANA • TEXAS

An Independently Owned Member, RSM US Alliance
RSM US Alliance member firms are separate and independent businesses and legal entities
that are responsible for their own acts and omissions, and each is separate and independent
from RSM US LLP. RSM US LLP is the U.S. member firm of RSM International, a global network of
independent audit, tax, and consulting firms. Members of RSM US Alliance have access to RSM
International resources through RSM US LLP but are not member firms of RSM International.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3.

*LaPorte*

A Professional Accounting Corporation

Houston, Texas
November 29, 2021

# Entoro Securities, LLC

## Exemption Report

**Entoro Securities, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the provisions of Footnote 74 of the SEC Release No. 34-70073, under which the Company is not required to claim an exemption from 17 C.F.R. § 240.15c3-3, and

(2) The Company met the identified provisions under Footnote 74 throughout the most recent fiscal year without exception. The Company did not directly or indirectly receive or hold customers' funds or securities and did not carry customers' accounts.

The Company hereby affirms that, to the best of its knowledge and belief, this Exemption Report is true and correct.


_____
James C. Row, Row, Chief Compliance Officer
Entoro Securities, LLC